Exhibit 99.1

MTS Announces 2019 Extraordinary General Meeting of Shareholders

RA'ANANA, Israel / River Edge, NJ, USA – February 21, 2019 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Thursday, March 28, 2019 at 10:30 a.m. (Israel time) at the Company’s offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

The agenda of the Meeting is as follows:

1.          To elect Mr. Ronen Twito as an outside director (as such term is defined in the Israeli Companies Law) for an initial three-year term and to approve his terms of service; and

2.          To ratify and approve terms of procurement of a directors’ and officers’ liability insurance policy.

Shareholders of record at the close of business on Tuesday, February 26, 2019 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about March 1, 2019. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about February 21, 2019.

The approval of the proposals set forth in Items 1 and 2 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.  The approval of the election of the outside director set forth in Item 1 and of the resolution set forth in Item 2 with respect to certain of our office holders also requires compliance with additional special “disinterested” voting requirements as set forth in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than March 18, 2019.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than February 28, 2019.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

About MTS

Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540